As filed with the Securities and Exchange Commission on August 6, 2008

Registration No. 333-150513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HOMEOWNERS CHOICE, INC.

(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	6331 (Primary Standard Industrial Classification Code Number)	20-5961396 (I.R.S. Employer Identification No.)

145 N.W. Central Park Plaza, Suite 115

Port St. Lucie, Florida 34986

(772) 204-9394

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

F&L Corp.

One Independent Drive, Suite 1300

Jacksonville, Florida 32202

(904) 359-2000

(Name, address including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carolyn T. Long, Esq. Megan A. Odroniec, Esq. Foley & Lardner LLP 100 North Tampa Street, Suite 2700 Tampa, Florida 33602 (813) 229-2300 (813) 221-4210—Fax	Bradley A. Haneberg, Esq. Anthony W. Basch, Esq. Kaufman & Canoles, P.C. 1051 East Cary Street, 12th Floor Richmond, Virginia 23219 (804) 771-5700 (804) 771-5777—Fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-150513

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 relates to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-150513), initially filed by the Registrant on April 30, 2008 and declared effective by the Securities and Exchange Commission on July 24, 2008. The Registrant is filing this Post-Effective Amendment No. 1 pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to file (a) additional exhibits to the Registration Statement on Form S-1, as amended (File No. 333-150513) and (b) the definitive versions of certain agreements and other instruments, the forms of which were previously filed. Pursuant to Rule 462(d), the contents of the Registration Statement on Form S-1, as amended (File No. 333-150513), including the exhibits and the power of attorney thereto, are incorporated by reference into this Post-Effective Amendment No. 1.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than placement agent fees and expenses, payable by the registrant in connection with this offering. All amounts are estimates, except for the Securities and Exchange Commission registration fee and the FINRA filing fee. All of these costs and expenses will be borne by the registrant.

Securities and Exchange Commission filing fee	$734	(1)
FINRA filing fee	1,500
NASDAQ Global Market	100,000
Transfer agent, warrant agent and Registrar expenses and fees	1,000
Printing and engraving expenses	125,000
Accountants’ fees and expenses	50,000
Legal fees and expenses	350,000
Miscellaneous	71,766

Total	$700,000

(1)	Rounded up to nearest whole number.

Item 14.	Indemnification of Directors and Officers.

The Florida Business Corporation Act, or FBCA, permits a Florida corporation to indemnify any person who may be a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against liability incurred in connection with such proceeding (including any appeal thereof) if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The FBCA permits a Florida corporation to indemnify any person who may be a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding (including appeals), provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification shall be made for any claim, issue, or matter for which such person is found to be liable unless, and only to the extent that, the court determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

The FBCA provides that any indemnification made under the above provisions, unless pursuant to a court determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by duly selected independent legal counsel, or by a majority vote of the disinterested stockholders. The board of directors also may designate a special committee of disinterested directors to make this determination. Notwithstanding, the FBCA provides that a Florida corporation must indemnify any director, or officer, employee or agent of a corporation who has been successful in the defense of any proceeding referred to above.

Notwithstanding the foregoing, the FBCA provides, in general, that no director shall be personally liable for monetary damages to our company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) unlawful distributions, (iv) with respect to a proceeding by or in the right of the company to procure a judgment in its favor or by or in the right of a stockholder, conscious disregard for the best interest of the company, or willful misconduct, or (v) with respect to a proceeding by or in the right of someone other than the company or a stockholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. The term “recklessness,” as used above, means the action, or omission to act, in conscious disregard of a risk: (a) known, or so obvious that it should have been known, to the directors; and (b) known to the director, or so obvious that it should have been known, to be so great as to make it highly probable that harm would follow from such action or omission.

The FBCA further provides that the indemnification and advancement of payment provisions contained therein are not exclusive and it specifically empowers a corporation to make any other further indemnification or advancement of expenses under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise, both for actions taken in an official capacity and for actions taken in other capacities while holding an office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director or officer were material to the adjudicated cause of action and the director or officer (a) violated criminal law, unless the director or officer had reasonable cause to believe his conduct was unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability for unlawful distributions applies, or (d) engages in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor or in a proceeding by or in right of a stockholder.

We have adopted provisions in our bylaws providing that our directors, officers, employees, and agents shall be indemnified to the fullest extent permitted by Florida law. Accordingly, we have acquired D & O insurance coverage for our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors or officers pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities Exchange Commission, this indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees, or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Item 15.	Recent Sales of Unregistered Securities

Since our incorporation in November 2006, we have issued the following securities which were not registered under the Securities Act of 1933.

1. In April 2007, we issued and sold 12,955,000 shares of our common stock at a price of $1.00 per share to a group of accredited investors for an aggregate purchase price of $12,955,000. After the 1-for-2.50 split of our common stock, these accredited investors own 5,182,000 shares of our common stock.

2. On June 1, 2007, we issued options to purchase 2,875,000 shares of common stock employees, officers, directors and consultants under our 2007 Stock Option and Incentive Plan, with a weighted average exercise price of $1.00 per share. After the 1-for-2.50 split of our common stock, there are now 1,150,000 shares of common stock subject to these options, with a weighted exercise price of $2.50 per share.

3. On June 1, 2007, we issued to Anil Patel an option to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. After the 1-for-2.50 split of our common stock, there are now 20,000 shares of common stock subject to the option, with an exercise price of $2.50 per share.

4. On June 1, 2007, we issued to Mark Berset an option to purchase 475,000 shares of common stock at an exercise price of $1.00 per share. After the 1-for-2.50 split of our common stock, there are now 190,000 shares of common stock subject to the option, with an exercise price of $2.50 per share. We issued the option to Mr. Berset for his consultative services and advice regarding industry trends and practices rendered to the Company during its initial formation. Of the 190,000 shares subject to the option, 80,000 shares are currently exercisable. Of the remaining options to purchase 110,000 shares of common stock, the option to purchase 90,000 shares vests at a rate of 5,000 shares per month, and the option to purchase the remaining 20,000 shares vests annually at a rate of 10,000 shares per year. Upon vesting, the option will be fully exercisable.

5. On June 1, 2007, we issued to Jay Burmer an option to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. After the 1-for-2.50 split of our common stock, there are now 20,000 shares of common stock subject to the option, with an exercise price of $2.50 per share.

6. On September 6, 2007, we issued to Paresh Patel an option to purchase 150,000 shares of common stock at an exercise price of $1.00 per share. After the 1-for-2.50 split of our common stock, there are now 60,000 shares of common stock subject to the option, with an exercise price of $2.50 per share. These options were granted to Mr. Patel as compensation for implementing our in-house policy administration function. These options are not exercisable until the fair market value of our common stock is $7.50 per share.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 1-6 by virtue of Section 4(2) of the Securities Act and by virtue of Rule 506 of Regulation D. Such sales and issuances did not involve any public offering, were made without general solicitation or advertising and each purchaser was an accredited investor with access to all relevant information necessary to evaluate the investment and represented to us that the shares were being acquired for investment.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph 2 by virtue of Section 4(2) of the Securities Act and by virtue of Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701. Such sales and issuances did not involve any public offering, were made without general solicitation or advertising, and each purchaser represented its intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

No underwriters were employed in any of the above transactions.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits. See Exhibit Index.

(b)	Financial Statement Schedules. Schedules are omitted for the reason that they are not applicable, not required or included in the Consolidated Financial Statements and the related Notes to Consolidated Financial Statements of Homeowners Choice Insurance, Inc. and its subsidiaries.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the placement agents at the closing specified in the placement agent agreement certificates in such denominations and registered in such names as required by the placement agents to permit prompt deliver to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of HCI pursuant to the foregoing provisions, or otherwise, HCI has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by HCI of expenses incurred or paid by a director, officer or controlling person of HCI in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, HCI will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Port St. Lucie, State of Florida, on the 5th day of August, 2008.

HOMEOWNERS CHOICE, INC.

By:	/s/ Francis McCahill, III
Francis McCahill, III President and Chief Executive Officer (Principal Executive Officer)

Signature	Title	Date

/s/ Francis McCahill, III Francis McCahill, III	President, Chief Executive Officer, and Director (Principal Executive Officer)	August 5, 2008

/s/ Richard R. Allen Richard R. Allen	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	August 5, 2008

/s/ Paresh Patel Paresh Patel	Chairman of the Board of Directors	August 5, 2008

* Martin A. Traber	Director	August 5, 2008

* George Apostolou	Director	August 5, 2008

* Sanjay Madhu	Director	August 5, 2008

* Krishna Persaud	Director	August 5, 2008

* Gregory Politis	Director	August 5, 2008

* Anthony Saravanos	Director	August 5, 2008

* Garth A. Vernon	Director	August 5, 2008

*By:	/s/ Paresh Patel
Paresh Patel Attorney-in-Fact

S-1

EXHIBIT INDEX

Exhibit Number	Document Description
1.1+	Form of Placement Agent Agreement between Homeowners Choice, Inc. and Anderson & Strudwick, Incorporated.

3.1+	Articles of Incorporation for Homeowners Choice, Inc., as amended.

3.2+	Bylaws of Homeowners Choice, Inc., as amended.

4.1*	Specimen Common Stock Certificate.

4.2*	Warrant Agreement, dated July 30, 2008, between Homeowners Choice, Inc. and American Stock Transfer & Trust Company, LLC.

4.3*	Specimen Warrant Certificate.

4.4*	Warrant Agreement, dated July 30, 2008, between Homeowners Choice, Inc. and Anderson & Strudwick, Incorporated.

4.5*	Form of Warrant Certificate issued to Placement Agents.

4.6*	Specimen Unit Certificate.

4.7*	Warrant Agreement, dated July 30, 2008, between Homeowners Choice, Inc. and GunnAllen Financial, Inc.

4.8*	Letter Agreement, dated August 1, 2008, waiving certain provisions of the Warrant Agreement between Homeowners Choice, Inc. and Anderson & Strudwick, Incorporated and the Warrant Agreement between Homeowners Choice, Inc. and GunnAllen Financial, Inc.

5.1+	Opinion of Foley & Lardner LLP.

10.1+	Executive Agreement, dated May 1, 2007, by and between Homeowners Choice, Inc. and Francis X. McCahill, III.

10.2+	Executive Agreement, dated May 1, 2007, by and between Homeowners Choice, Inc. and Richard R. Allen.

10.3+	Executive Agreement, dated May 1, 2007, by and between Homeowners Choice, Inc. and Ronald E. Chapman.

10.4+	Separation Agreement and General Release, dated November 29, 2007, between Homeowners Choice, Inc. and Ronald E. Chapman.

10.5+	Consulting Agreement, dated June 1, 2007, by and between Homeowners Choice, Inc. and Scorpio Systems, Inc.

10.6+	2007 Stock Option and Incentive Plan.

10.7+	Form of Incentive Stock Option Agreement and Incentive Stock Option Agreement – Incorporated Terms and Conditions.

10.8+	ISO Master Agreement – Property/Casualty Insurer, dated November 1, 2007, between Insurance Services Office, Inc. and Homeowners Choice, Inc., as supplemented.

10.9+	Software License and Maintenance Agreement, dated April 8, 2008, by and between Homeowners Choice, Inc. and Scorpio Systems, Inc.

10.10+	PLA Non-Bonus Assumption Agreement, dated June 19, 2007, by and between Homeowners Choice Property and Casualty Insurance Company and Citizens Property Insurance Corporation.

10.11+	Service Contract for Homeowners Claims Handling, dated May 30, 2007, by and between Homeowners Choice Managers, Inc. and Johns Eastern Company, Inc.

Exhibit Number	Document Description

10.12+	Policy Administration Agreement between Homeowners Choice Managers, Inc. and Southern Administration, Inc., dated September 15, 2007.

10.13+	Excess Catastrophe Reinsurance Contract, effective July 1, 2007, issued to Homeowners Choice Property and Casualty Insurance Company by the Subscribing Reinsurers executing the Interests and Liabilities Agreements attached thereto.

10.14+	Addendum No. 1 to the Excess Catastrophe Reinsurance Contract, effective July 1, 2007, issued to Homeowners Choice Property and Casualty Insurance Company and Addendum No. 1 to the Interests and Liabilities Agreements executed by the Subscribing Reinsurers.

10.15+	Excess Per Risk Reinsurance Contract, effective January 1, 2008, issued to Homeowners Choice Property and Casualty Insurance Company by the Subscribing Reinsurers executing the Interests and Liabilities Agreements attached thereto.

10.16+	Managing General Agency Agreement, dated March 30, 2007, between Homeowners Choice Managers, Inc. and Homeowners Choice Property and Casualty Insurance Company, Inc.

10.17+	Assignment of Lease to Homeowners Choice, Inc. by Cypress Underwriters, Inc., dated July 31, 2007 (original Master Lease attached).

10.18+	Lease Agreement between Homeowners Choice, Inc., and 2340 Drew St, LLC, dated April 8, 2008.

10.19+	Voting Agreement between Homeowners Choice, Inc. and the shareholders executing a counterpart signature page to the Voting Agreement, as amended.

10.20+	Form of Escrow Agreement between Anderson & Strudwick, Incorporated, Homeowners Choice, Inc., and SunTrust Bank, N.A.

10.21+	Form of Nonqualified Stock Option Agreement.

21.1+	Subsidiaries of the Registrant.

23.1+	Consent of Hacker, Johnson & Smith PA.

23.2+	Consent of Foley & Lardner LLP (contained in Exhibit 5.1).

24.1+	Power of Attorney (included on signature pages hereto).

*	Filed herewith.
+	Filed previously.